03019687

NO ACT
P.E 1-23-03
0-27861

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 31, 2003

PROCESSED
APR 07 2003
THOMSON FINANCIAL

Robert L. Birnbaum
Foley Hoag LLP
155 Seaport Boulevard
Boston, MA 02210

Act 1934
Section
Rule 14A-8
Public Availability 3/31/2003

Re: Centra Software, Inc.
Incoming letter dated January 23, 2003

Dear Mr. Birnbaum:

This is in response to your letters dated January 23, 2003 and February 19, 2003 concerning the shareholder proposal submitted to Centra Software by Micro Cap Partners, L.P. We also have received a letter on the proponent's behalf dated February 4, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: William L. Edwards
President
Palo Alto Investors
470 University Avenue
Palo Alto, CA 94301

FOLEY
HOAG LLP
ATTORNEYS AT LAW

RECEIVED
2003 JAN 27 AM 9:35
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Robert L. Birnbaum
Boston Office
617.832.1106
rlb@foleyhoag.com

January 23, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Centra Software, Inc. (Commission File No. 000-27861)*
Omission of Shareholder Proposal of Micro Cap Partners, L. P.

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) Centra Software, Inc. ("Centra" or "the Company") intends to exclude from the proxy materials for its 2003 annual meeting two proposals received from Micro Cap Partners, L. P. ("the Proponent"), for the following reasons:

1. **More than one proposal.**

Rule 14a-8(c) provides that a shareholder may submit not more than one proposal for a particular meeting of shareholders. The Proponent has proposed two, substantially distinct amendments to the Company's by-laws:

- The Proponent's first proposal would provide that directors who are not employees or officers of the Company shall meet separately before each meeting of the Company's full board of directors.

- The Proponent's second proposal would provide that the Chairman of the board of directors cannot be an employee or officer of the Company.

There is no logical connection between these two proposals. They would amend quite different provisions of Centra's by-laws. A shareholder might wish to vote for one proposal, but not the other. The Proponent states that the rationale for its first proposal is to enable non-employee directors meet without the presence of employee-directors. This does not in any way require that the Chairman be a non-employee; that is only necessary if one *assumes* that it is necessary for the Chairman to attend a meeting of non-employee directors, something that is not required by logic or, in our opinion, the

BOSTON / 155 Seaport Boulevard / Boston, Massachusetts 02210 / TEL: 617.832.1000 / FAX: 617.832.7000
WASHINGTON, DC / 1747 Pennsylvania Ave., NW / Suite 1200 / Washington, DC 20006 / TEL: 202.223.1200 / FAX: 202.785.6687
Foley Hoag LLP www.foleyhoag.com

law of Delaware (under which Centra is incorporated). The Proponent reveals the true purpose of its second proposal when it suggests that requiring that the Chairman be a non-employee will "eliminate potential conflicts of interest". That may be a worthy goal and an appropriate amendment of the Company's by-law, but it is distinct from the separate requirement that all non-employee directors have meetings among themselves without the presence of an employee-director.

The Staff has recognized that unrelated proposals, though the proponent may seek to characterize them as a single proposal, may be excluded from an issuer's proxy materials. See *American Electric Power Company, Inc.* (January 2, 2001) and the no-action letters cited therein.

2. **The proposals are false or misleading.**

Rules 14a-8(i)(3) and 14a-9 provide that a proxy solicitation must not be false or misleading. The reasons given by the Proponent for its two proposals are false and misleading when compared to the text of the proposals themselves, in the following ways:

- One of the reasons given for the first proposal is to enable non-employee directors to "have the opportunity [*emphasis added*] to deliberate and discuss company business among themselves..." The proposal itself, however, does not merely afford an "opportunity" but inflexibly *mandates* that such meetings be held before each and every meeting of the board. The actual proposal does not permit the non-employee directors to hold the required meeting at, for example, the end of a board meeting or to skip such a meeting if all agree that there is nothing to discuss. The Proponent's supporting statement, in other words, does not reveal the rigidity of the proposed by-law amendment and thus is false and misleading.

- The Proponent's supporting statement describes the first proposal as merely excluding "employee-directors" from the pre-meetings, but the proposal itself would exclude any director who is an employee *or officer* of the Company, so that any director who was an officer (e.g., the Secretary or Vice President-General Counsel) would be excluded from the meeting even if he/she were not an employee.

- The Proponent's supporting statement describes one purpose of the second proposal as "to eliminate potential conflicts of interest on the part of the Chairman". This is a vague and misleading statement. It does not state *what* "conflicts of interest" exist or would be cured. In reality, requiring that the Chairman not be an employee or officer of the Company, as the second proposal does, would not cure any conflicts that could exist, e.g., transactions between a Chairman and the Company itself, other than those arising out of an employment relationship.

- In its second proposal, the Proponent fails to quote a highly relevant provision of Section 6.1 of Centra's by-laws, which states that "The officers of the Corporation shall be [a list of common officers]...and such other officers, if any, as the board of directors from time to time may in its discretion elect or appoint including without limitation a chairman of the board..." This provision means that the Chairman is an officer of the Company. Section 6.1, indeed, is a subsection of Section 6, entitled "Officers and Agents" and is separate from Section 4, entitled "Directors". Therefore, it is meaningless to amend Section 6.1 of Centra's by-laws as the Proponent proposes. The Proponent is suggesting that the relevant provision of the by-law should say, in effect, "the Chairman of the board shall be an officer who is not an officer of the Corporation." This proposal may also violate Rule 14a-8(i)(6), in that Centra would not, even if the proposal were adopted, have the power or authority under its by-laws to implement the proposal.

* * *

For the foregoing reasons, the Company requests confirmation that the Staff will not recommend enforcement action if the Company excludes the Proponent's proposals for the reasons stated above.

* * *

Enclosed with this letter are six copies of the Proponent's proposals, this letter, and the relevant provisions of Section 6 of Centra's by-laws. We are simultaneously providing a copy of our submission to the Proponent and its legal counsel. (By letter dated January 3, 2003, sent to the Proponent by facsimile transmission within fourteen days of Centra's receipt of the Proponent's original proposals, we informed the Proponent of deficiencies in its original proposals, in response to which the Proponent's legal counsel revised the proposals. It is the Proponent's revised proposals and supporting statement that are enclosed with this letter.)

Please stamp and return to us the extra, enclosed copy of this letter, to acknowledge receipt.

Sincerely,

Robert L. Birnbaum

PROPOSAL OF MICRO CAP PARTNERS, L.P. TO AMEND CERTAIN SECTIONS OF THE BYLAWS OF CENTRA SOFTWARE, INC.

To enable the non-employee directors of Centra to have the opportunity to deliberate and discuss company business among themselves, without the potentially chilling effect or influence of the employee-directors, and to eliminate potential conflicts of interest on the part of the Chairman of the Board and enable the Chairman to participate in such deliberations and discussions, the stockholders of Centra Software, Inc. hereby adopt the following amendments to sections 4.9, 4.10 and 6.1 of Centra's bylaws.

AMENDMENT OF SECTIONS 4.9 AND 4.10 OF THE BYLAWS

The following sentence shall be added at the end of sections 4.9 and 4.10:

> "At each such meeting, the directors who are not employees or officers of the Corporation, including the Chairman of the Board, shall meet separately before the meeting of the full Board to consider and discuss agenda items and other matters."

AMENDMENT OF SECTION 6.1 OF THE BYLAWS

The third sentence of section 6.1 of the bylaws shall be amended to read as follows:

> "Any two or more offices may be held by the same person; provided, however, that the office of the Chairman of the Board shall be held only by a person who is not an employee or officer of the Corporation."

for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any meeting of the stockholders, directors or members of a committee of the directors need be specified in any written waiver of notice.

SECTION 6. ***Officers and Agents***

6.1 *Enumeration; Qualification.* The officers of the corporation shall be a chief executive officer, president, chief financial officer, a treasurer, a secretary and such other officers, if any, as the board of directors from time to time may in its discretion elect or appoint including without limitation a chairman of the board and one or more vice presidents. Any officer may be, but none need be, a director or stockholder. Any two or more offices may be held by the same person. Any officer may be required by the board of directors to secure the faithful performance of his duties to the corporation by giving bond in such amount and with sureties or otherwise as the board of directors may determine.

6.2 *Powers.* Subject to law, to the certificate of incorporation and to the other provisions of these by-laws, each officer shall have, in addition to the duties and powers herein set forth, such duties and powers as are commonly incident to his office and such additional duties and powers as the board of directors may from time to time designate.

6.3 *Election.* The board of directors at its first meeting after each annual meeting of stockholders shall choose a president, a secretary and a treasurer. Other officers may be appointed by the board of directors at such meeting, at any other meeting or by written consent. At any time or from time to time, the directors may delegate to any officer their power to elect or appoint any other officer or any agents.

6.4 *Tenure.* Each officer shall hold office until the first meeting of the board of directors following the next annual meeting of the stockholders and until his successor is elected and qualified unless a shorter period shall have been specified in terms of his election or appointment, or in each case until he sooner dies, resigns, is removed or becomes disqualified. Each agent of the corporation shall retain his authority at the pleasure of the directors, or the officer by whom he was appointed or by the officer who then holds agent appointive power.

6.5 *President and Vice President.* The president shall be the chief executive officer and shall have direct and active charge of all business operations of the corporation and shall have general supervision of the entire business of the corporation, subject to the control of the board of directors. He shall preside at all meetings of the stockholders and of the board of directors at which he is present, except as otherwise voted by the board of directors.

The president or treasurer shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation.

Any vice presidents shall have such duties and powers as shall be designated from time to time by the board of directors or by the president.

6.6 *Treasurer and Assistant Treasurers.* The treasurer shall be in charge of the corporation's funds and valuable papers, and shall have such other duties and powers as may be assigned to him from time to time by the board of directors or by the president.

Any assistant treasurers shall have such duties and powers as shall be designated from time to time by the board of directors, the president or the treasurer.

6.7 *Secretary and Assistant Secretaries.* The secretary shall record all proceedings of the stockholders, of the board of directors and of committees of the board of directors in a book or series of books to be kept therefor and shall file therein all writings of, or related to, action by stockholder or director consent. In the absence of the secretary from any meeting, an assistant secretary, or if there is none or he is absent, a temporary secretary chosen at the meeting, shall record the proceedings thereof. Unless a transfer agent has been appointed, the secretary shall keep or cause to be kept the stock and transfer records of the corporation, which shall contain the names and record addresses of all stockholders and the number of shares registered in the name of each stockholder. The secretary shall have such other duties and powers as may from time to time be designated by the board of directors or the president.

Any assistant secretaries shall have such duties and powers as shall be designated from time to time by the board of directors, the president or the secretary.

6.8 *Resignation and Removal.* Any officer may resign at any time by delivering his resignation in writing to the president or the secretary or to a meeting of the board of directors. Such resignation shall be effective upon receipt unless specified to be effective at some other time, and without in any case the necessity of its being accepted unless the resignation shall so state. The board of directors may at any time remove any officer either with or without cause. The board of directors may at any time terminate or modify the authority of any agent. No officer resigning and (except where a right to receive compensation shall be expressly provided in a duly authorized written agreement with the corporation) no officer removed shall have any right to any compensation as such officer for any period following his resignation or removal, or any right to damages on account of such removal, whether his compensation be by the month or by the year or otherwise; unless in the case of a resignation, the directors, or in the case of removal, the body acting on the removal, shall in their or its discretion provide for compensation.

6.9 *Vacancies.* If the office of the president or the treasurer or the secretary becomes vacant, the directors may elect a successor by vote of a majority of the directors then in office. If the office of any other officer becomes vacant, any person or body empowered to elect or appoint that office may choose a successor. Each such successor shall hold office for the unexpired term of his predecessor, and in the case of the president, the treasurer and the secretary until his successor is chosen and qualified, or in each case until he sooner dies, resigns, is removed or becomes disqualified.

SECTION 7. *Capital Stock*

7.1 *Stock Certificates.* Each stockholder shall be entitled to a certificate stating the number and the class and the designation of the series, if any, of the shares held by him, in such form as shall, in conformity to law, the certificate of incorporation and the by-laws, be prescribed from time to time by the board of directors. Such certificate shall be signed by the president or a vice-president and (i) the treasurer or an assistant treasurer or (ii) the secretary or an assistant secretary. Any of or all the signatures on the certificate may be a facsimile. In case an officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed on such certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent, or registrar at the time of its issue.

7.2 *Lost Certificates.* The board of directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to

PROPOSAL OF MICRO CAP PARTNERS, L.P. TO AMEND CERTAIN SECTIONS OF THE BYLAWS OF CENTRA SOFTWARE, INC.

To enable the non-employee directors of Centra to have the opportunity to deliberate and discuss company business among themselves, without the potentially chilling effect or influence of the employee-directors, and to eliminate potential conflicts of interest on the part of the Chairman of the Board and enable the Chairman to participate in such deliberations and discussions, the stockholders of Centra Software, Inc. hereby adopt the following amendments to sections 4.9, 4.10 and 6.1 of Centra's bylaws.

AMENDMENT OF SECTIONS 4.9 AND 4.10 OF THE BYLAWS

The following sentence shall be added at the end of sections 4.9 and 4.10:

> "At each such meeting, the directors who are not employees or officers of the Corporation, including the Chairman of the Board, shall meet separately before the meeting of the full Board to consider and discuss agenda items and other matters."

AMENDMENT OF SECTION 6.1 OF THE BYLAWS

The third sentence of section 6.1 of the bylaws shall be amended to read as follows:

> "Any two or more offices may be held by the same person; provided, however, that the office of the Chairman of the Board shall be held only by a person who is not an employee or officer of the Corporation."

for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any meeting of the stockholders, directors or members of a committee of the directors need be specified in any written waiver of notice.

SECTION 6. *Officers and Agents*

6.1 *Enumeration; Qualification.* The officers of the corporation shall be a chief executive officer, president, chief financial officer, a treasurer, a secretary and such other officers, if any, as the board of directors from time to time may in its discretion elect or appoint including without limitation a chairman of the board and one or more vice presidents. Any officer may be, but none need be, a director or stockholder. Any two or more offices may be held by the same person. Any officer may be required by the board of directors to secure the faithful performance of his duties to the corporation by giving bond in such amount and with sureties or otherwise as the board of directors may determine.

6.2 *Powers.* Subject to law, to the certificate of incorporation and to the other provisions of these by-laws, each officer shall have, in addition to the duties and powers herein set forth, such duties and powers as are commonly incident to his office and such additional duties and powers as the board of directors may from time to time designate.

6.3 *Election.* The board of directors at its first meeting after each annual meeting of stockholders shall choose a president, a secretary and a treasurer. Other officers may be appointed by the board of directors at such meeting, at any other meeting or by written consent. At any time or from time to time, the directors may delegate to any officer their power to elect or appoint any other officer or any agents.

6.4 *Tenure.* Each officer shall hold office until the first meeting of the board of directors following the next annual meeting of the stockholders and until his successor is elected and qualified unless a shorter period shall have been specified in terms of his election or appointment, or in each case until he sooner dies, resigns, is removed or becomes disqualified. Each agent of the corporation shall retain his authority at the pleasure of the directors, or the officer by whom he was appointed or by the officer who then holds agent appointive power.

6.5 *President and Vice President.* The president shall be the chief executive officer and shall have direct and active charge of all business operations of the corporation and shall have general supervision of the entire business of the corporation, subject to the control of the board of directors. He shall preside at all meetings of the stockholders and of the board of directors at which he is present, except as otherwise voted by the board of directors.

The president or treasurer shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the board of directors to some other officer or agent of the corporation.

Any vice presidents shall have such duties and powers as shall be designated from time to time by the board of directors or by the president.

6.6 *Treasurer and Assistant Treasurers.* The treasurer shall be in charge of the corporation's funds and valuable papers, and shall have such other duties and powers as may be assigned to him from time to time by the board of directors or by the president.

Any assistant treasurers shall have such duties and powers as shall be designated from time to time by the board of directors, the president or the treasurer.

6.7 *Secretary and Assistant Secretaries.* The secretary shall record all proceedings of the stockholders, of the board of directors and of committees of the board of directors in a book or series of books to be kept therefor and shall file therein all writings of, or related to, action by stockholder or director consent. In the absence of the secretary from any meeting, an assistant secretary, or if there is none or he is absent, a temporary secretary chosen at the meeting, shall record the proceedings thereof. Unless a transfer agent has been appointed, the secretary shall keep or cause to be kept the stock and transfer records of the corporation, which shall contain the names and record addresses of all stockholders and the number of shares registered in the name of each stockholder. The secretary shall have such other duties and powers as may from time to time be designated by the board of directors or the president.

Any assistant secretaries shall have such duties and powers as shall be designated from time to time by the board of directors, the president or the secretary.

6.8 *Resignation and Removal.* Any officer may resign at any time by delivering his resignation in writing to the president or the secretary or to a meeting of the board of directors. Such resignation shall be effective upon receipt unless specified to be effective at some other time, and without in any case the necessity of its being accepted unless the resignation shall so state. The board of directors may at any time remove any officer either with or without cause. The board of directors may at any time terminate or modify the authority of any agent. No officer resigning and (except where a right to receive compensation shall be expressly provided in a duly authorized written agreement with the corporation) no officer removed shall have any right to any compensation as such officer for any period following his resignation or removal, or any right to damages on account of such removal, whether his compensation be by the month or by the year or otherwise; unless in the case of a resignation, the directors, or in the case of removal, the body acting on the removal, shall in their or its discretion provide for compensation.

6.9 *Vacancies.* If the office of the president or the treasurer or the secretary becomes vacant, the directors may elect a successor by vote of a majority of the directors then in office. If the office of any other officer becomes vacant, any person or body empowered to elect or appoint that office may choose a successor. Each such successor shall hold office for the unexpired term of his predecessor, and in the case of the president, the treasurer and the secretary until his successor is chosen and qualified, or in each case until he sooner dies, resigns, is removed or becomes disqualified.

SECTION 7. ***Capital Stock***

7.1 *Stock Certificates.* Each stockholder shall be entitled to a certificate stating the number and the class and the designation of the series, if any, of the shares held by him, in such form as shall, in conformity to law, the certificate of incorporation and the by-laws, be prescribed from time to time by the board of directors. Such certificate shall be signed by the president or a vice-president and (i) the treasurer or an assistant treasurer or (ii) the secretary or an assistant secretary. Any of or all the signatures on the certificate may be a facsimile. In case an officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed on such certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent, or registrar at the time of its issue.

7.2 *Lost Certificates.* The board of directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to

Palo Alto Investors, LLC
470 University Avenue
Palo Alto, California 94301

December 23, 2002

VIA FEDERAL EXPRESS

Centra Software, Inc.
430 Bedford Street
Lexington, Massachusetts 02420

Attention: Secretary

Re: Proxy Proposal Pursuant to SEC Rule 14a-8

Dear Sir or Madam:

In connection with the stockholder proposal submitted on behalf of Micro Cap Partners, pursuant to SEC Rule 14a-8, please be advised that Micro Cap Partners, L.P. intends to continue to own and hold at least $2,000 in market value of Centra Software, Inc. common stock through the date of the 2003 annual meeting of stockholders.

Very truly yours,

MICRO CAP PARTNERS, L.P.

By: Palo Alto Investors, L.L.C., General Partner

By: Palo Alto Investors, a California Corporation, Manager

By: // William L. Edwards
William L. Edwards, President

CRG\4325\004\1213018.01

EXHIBIT A

Proposal Submitted by Micro Cap Partners, L.P.
to Amend Sections 4.9, 4.10 and 6.1
of the By-Laws of Centra Software, Inc.

Amendment of Sections 4.9 and 4.10 of the By-Laws

WHEREAS, the independent directors of Centra Software, Inc. (the "Company") should have an opportunity to meet separately before each regular and special meeting of the full board, to consider and discuss agenda items and other matters:

NOW THEREFORE, BE IT RESOLVED that pursuant to Section 10.2 of the Company's by-laws, the Company's shareholders hereby amend Sections 4.9 and 4.10, pertaining to regular and special meetings of the board of directors, to add at the end of each section the following sentence:

> "At each such meeting, the independent directors, as the term "independence" is defined in the listing standards of the National Association of Securities Dealers, Inc., applicable to the Corporation, shall meet separately before the meeting of the full board to consider and discuss agenda items and other matters."

Amendment of Section 6.1 of the By-Laws

WHEREAS, the Company's chairman of the board of directors should be "independent" of the Company and its management, as that term is defined in the applicable listing standards of the National Association of Securities Dealers, Inc.

NOW, THEREFORE, BE IT RESOLVED that pursuant to Section 10.2 of the Company's by-laws, the Company's stockholders hereby amend Section 6.1 of the by-laws to read as follows:

"6.1 ENUMERATION; QUALIFICATION. The officers of the Corporation shall be a chief executive officer, president, chief financial officer, a treasurer, a secretary and such other officers, if any, as the board of directors from time to time may in its discretion elect or appoint including without limitation a chairman of the board and one or more vice presidents. Any officer may be, but none need be, a director or stockholder. Any two or more offices may be held by the same person; provided, however, that the offices of the chief executive officer and the chairman of the board may not be held by the same person and provided, further, that the office of the chairman of the board shall be held by an independent director, as "independence" is defined in the listing standards of the National Association of Securities Dealers, Inc., as applicable to the Corporation and as may be modified or supplemented. Any officer may be required by the board of directors to secure the faithful performance of his or her duties to the Corporation by giving bond in such amount and with sureties or otherwise as the board of directors may determine."

BEAR STEARNS

CORRESPONDENT CLEARING

BEAR, STEARNS SECURITIES CORP.
ONE SANSOME STREET
39TH FLOOR
SAN FRANCISCO, CALIFORNIA 94104
(415) 288-2300

December 23, 2002

Centra Software, Inc.
430 Bedford Street
Lexington, Massachusetts 02420

Attention: Secretary
Re: Proxy Proposal pursuant to SEC Rule 14a-8

Dear Sir or Madam:

Bear, Stearns Securities Corp. owns of record a total of 1,315,853 shares of the common stock of Centra Software, Inc. (the "Company") on behalf of our customer, Micro Cap Partners, L.P., a Delaware limited partnership. The address of Micro Cap Partners is 470 University Avenue, Palo Alto, California 94301. Please be advised that Micro Cap Partners, L.P. has continuously held shares of the Company with a market value of at least $2,000 since at least December 20, 2001. Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, and Article III, Section 3.7 of the Company's Amended and Restated By-Laws, please find attached a stockholder proposal submitted on behalf of Micro Cap Partners, L.P. for inclusion in the Company's proxy statement relating to its 2003 annual meeting of stockholders.

If you have any questions about the enclosures, please contact the undersigned.

Sincerely,

BEAR, STEARNS SECURITIES CORP.

Brendan Devane

Brendan Devane
Managing Director

Enclosure

FOLEY
HOAG LLP
ATTORNEYS AT LAW

Fax

Date: March 24, 2003

To: Mr. Alex Shukhman/SEC Fax #: 202-942-2872 Confirm#: 202-942-9528

Client Matter#: 18564.47

From: Robert L. Birnbaum Sender's Number: 1106 User #: 5196

Total Pages Sent (Including Cover Sheet): 5 Office: Boston

Message

Re: *Centra Software, Inc.*

Dear Mr. Shukhman:

As you requested, attached are the December 23, 2002 cover letter, Exhibit A, and a letter regarding stock ownership that Centra Software received regarding Micro Cap Partners' shareholder proposals. These three items constitute all of the shareholder's initial submission.

Sincerely,

Robert L. Birnbaum

BOSTON / 155 Seaport Boulevard / Boston, Massachusetts 02210-2600 / TEL: 617.832.1000 / FAX: 617.832.7000
WASHINGTON, DC / 1747 Pennsylvania Ave., NW / Suite 1200 / Washington, DC 20006-4604 / TEL: 202.223.1200 / FAX: 202.785.6687
Foley Hoag LLP www.foleyhoag.com

FOLEY
HOAG LLP
ATTORNEYS AT LAW

Robert L. Birnbaum
Boston Office
617.832.1106
rlb@foleyhoag.com

January 3, 2003

Micro Cap Partners, L. P.
470 University Avenue
Palo Alto, California 94301

Re: Centra Software, Inc. ("Centra")

Gentlemen:

We represent Centra which, on December 24, 2002, received from you a "proposal" to amend its by-laws. The proposal was captioned "Exhibit A". To what is it an exhibit? The proposal was not accompanied by any letter stating its purpose or your reason for sending it to Centra. Please send us such a letter.

If you are making the proposal pursuant to SEC Rule 14a-8, we think it is deficient.

SEC Rule 14a-8(c) provides that a stockholder may submit no more than one proposal to a company for a particular shareholders' meeting. We believe that you have submitted more than one proposal.

SEC Rule 14a-8(i)(3) provides that a company may exclude a proposal from its proxy materials if it contains materially misleading statements. We believe that your proposals are materially misleading, because the "Whereas" clause that introduces each does not accurately describe the proposed by-law amendment that follows.

In accordance with SEC Rule 14a-8(f)(1), we hereby offer you the opportunity to correct the deficiencies stated in this letter. SEC Rule 14a-8(f)(1) requires that your response to us be postmarked, or transmitted electronically, no later than 14 days from the date that you receive this letter. Please send it to me with a copy to Centra's CFO, Steve Johnson.

Sincerely,

Robert L. Birnbaum

19/411338.3

January 9, 2003

VIA FACSIMILE
AND OVERNIGHT MAIL

Robert L. Birnbaum, Esq.
Foley Hoag LLP
155 Seaport Boulevard
Boston, MA 02210-2600

Re: Centra Software, Inc. ("Centra")

Dear Mr. Birnbaum:

This letter responds to your letter dated January 3, 2003, regarding the stockholder proposal submitted pursuant to Rule 14a-8 by Bear, Steams Securities Corp., the record owner of shares of common stock of Centra, on behalf of Micro Cap Partners, L.P. The proposal was attached as an exhibit to the cover letter from Bear, Steams Securities Corp., and for that reason, it was marked as Exhibit A. The proposal itself does not include the caption.

The business Micro Cap Partners, L.P. desires to bring before Centra's 2003 annual meeting of stockholders is the amendment of Centra's bylaws. The reasons for the proposal are set forth in the "whereas" clauses introducing the bylaw amendments. An additional reason Micro Cap Partners desires to bring its business before the 2003 annual meeting is that the annual meeting presents the only opportunity for Micro Cap Partners to present its business. According to section 10.2 thereof, the bylaws may be amended by the affirmative vote of the holders of a majority of the issued and outstanding capital stock entitled to vote at a regular or special meeting of stockholders. Since Centra's bylaws do not permit stockholders to call a special meeting or to take action by consent, the annual meeting presents the only opportunity for stockholders to act on the proposal.

As stated in the proposal, Micro Cap Partners believes that independent directors should have the opportunity to deliberate and discuss company business among themselves, without the potentially chilling effect or influence of the employee-directors. In Micro Cap's opinion, the best way to achieve this goal is to amend the bylaws in the manner described in the proposal.

The proposal itself is singular; it is submitted in more than one part only because the organization of Centra's bylaws requires that three sections be amended to implement the proposal.

You assert that you believe Micro Cap's proposal is materially misleading because the "whereas clause" that introduces the amendments does not accurately describe the amendments.

We disagree with your assertion. As discussed above, the "whereas" clauses do not purport to describe the amendments, but rather to state the reason for the amendments.

Without agreeing with your assertions, Micro Cap Partners has revised the proposal to address your concerns. The revised proposal is enclosed.

Very truly yours,
MICRO CAP PARTNERS, L.P.

By: Palo Alto Investors, L.L.C., General Partner

By: Palo Alto Investors, A California corporation, Manager

By: William L. Edwards, President

cc: Mr. Stephen Johnson
Chief Financial Officer (w/encl.)

PROPOSAL OF MICRO CAP PARTNERS, L.P. TO AMEND CERTAIN SECTIONS OF THE BYLAWS OF CENTRA SOFTWARE, INC.

To enable the non-employee directors of Centra to have the opportunity to deliberate and discuss company business among themselves, without the potentially chilling effect or influence of the employee-directors, and to eliminate potential conflicts of interest on the part of the Chairman of the Board and enable the Chairman to participate in such deliberations and discussions, the stockholders of Centra Software, Inc. hereby adopt the following amendments to sections 4.9, 4.10 and 6.1 of Centra's bylaws.

AMENDMENT OF SECTIONS 4.9 AND 4.10 OF THE BYLAWS

The following sentence shall be added at the end of sections 4.9 and 4.10:

> "At each such meeting, the directors who are not employees or officers of the Corporation, including the Chairman of the Board, shall meet separately before the meeting of the full Board to consider and discuss agenda items and other matters."

AMENDMENT OF SECTION 6.1 OF THE BYLAWS

The third sentence of section 6.1 of the bylaws shall be amended to read as follows:

> "Any two or more offices may be held by the same person; provided, however, that the office of the Chairman of the Board shall be held only by a person who is not an employee or officer of the Corporation."

CRG\4325\033\1214302.01

FOLEY
HOAG LLP
ATTORNEYS AT LAW

Fax

Date: March 24, 2003

To: Mr. Alex Shukhman/SEC	Fax #: 202-942-2872	Confirm#: 202-942-9528

Client Matter#: 18564.47

From: Robert L. Birnbaum Sender's Number: 1106 User #: 5196

Total Pages Sent (Including Cover Sheet): 5 Office: Boston

Message

Re: *Centra Software, Inc.*

Dear Mr. Shukhman:

Attached is a copy of my letter to Micro Cap Partners dated January 3, 2003 and its response (with revised proposals attached) dated January 9, 2003. I omitted these from our earlier submission, because SEC Rule 14a-8(j)(2) seems to require six copies of only the proposal, the issuer's explanation for exclusion, and (under certain circumstances) an opinion of counsel. Let me know if you need anything else.

Sincerely,

Robert L. Birnbaum

IF THERE ARE ANY PROBLEMS WITH THIS TRANSMISSION PLEASE TELEPHONE THE SENDER.

PALO ALTO
INVESTORS
FUNDAMENTAL RESEARCH SINCE 1989

February 4, 2003

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Centra Software, Inc. (Commission File No. 600-27861) Shareholder Proposal of Micro Cap Partners, L.P.

Dear Sir or Madam:

We have received a copy of a letter dated January 23, 2003, from Robert L. Birnbaum, Esq. of Foley Hoag LLP, counsel to Centra Software, Inc. ("Centra" or the "Company"), stating that it intends to exclude from Centra's proxy materials for its 2003 annual meeting the proposal submitted by Micro Cap Partners, L.P. Centra requests confirmation that the Commission staff will not recommend enforcement action if the Company excludes the proposal.

This statement is submitted in opposition to the Company's request for no-action relief.

The first ground upon which Centra proposes to exclude the proposal is that Micro Cap Partners has proposed two proposals rather than one. We disagree that this is the case. As we stated in our letter to Centra dated January 9, 2003, the proposal itself is singular; it is submitted in more than one part only because the organization and structure of Centra's bylaws requires that three sections be amended to implement the proposal.

Rather than pursue the argument, however, Micro Cap Partners is willing to eliminate the proposal providing for directors who are employees or officers of the Company to meet separately before each meeting of the full board because its purposes can be achieved by passage

470 University Avenue • Palo Alto, California 94301 • T (650) 325-0772 • F (650) 325-5028

of the second part of the proposal, which is a proposal to amend Section 6.1 of Centra's bylaws to provide that the chairman of the board not be an officer or director of the Company.

The Company has pointed out that adoption of the proposal would require the amendment of two sentences of Section 6.1, rather than one sentence. This is a minor and utterly non-substantive correction that easily can be handled by amending the first sentence of Section 6.1 instead of the third sentence. Please see Appendix A hereto. This objection was not stated in the letter from counsel dated January 3, 2003, describing the perceived deficiencies.

Finally, the Company asserts that the proposal is misleading and vague because the supporting statement states that one purpose of the proposal is to eliminate potential conflicts of interest on the part of the Chairman. The purpose statement refers to "potential" conflicts of interest. Such potential conflicts are obvious and indeed are the subject of widespread public debate about good corporate governance. In Staff Legal Bulletin No. 14A (July 12, 2002), the staff of the Division of Corporation Finance stated, in the context of proposals involving ordinary business matters:

> "The Commission has previously taken the position that proposals relating to ordinary business matters 'but focusing on sufficiently significant social policy issues ...' generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote [referring to Exchange Release No. 40018 (May 21, 1998]. The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters'." (footnote omitted).

Although Centra has not sought to exclude the proposal on the ground that it relates to ordinary matters, the reasoning is sound. Separation of the roles of Chief Executive Officer and Chairman of the Board is the subject of widespread public debate. See, for example, the article in the Business Day section of The New York Times on February 1, 2003, entitled "Charles Schwab To Give Up Title At Brokerage Firm," quoting the following statement by Mr. Schwab:

> "As many experts have suggested, from regulators to Congress to independent blue ribbon panels, it is important in today's environment that the positions of CEO and Chairman be distinct and that the Chairman play a central role ..."

Because we believe the issues are well-understood, we are willing to remove the words "potential conflict of interest" from our purpose statement.

In conclusion, Centra has attempted to manufacture reasons for excluding the proposal, but they are non-substantive and technical, and revisions are easily made. The Commission staff stated in Staff Legal Bulletin No. 14 (July 13, 2001), that the staff has "a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that generally comply with the substantive provisions of the rule, but contain some relatively minor defects that are easily corrected. In these circumstances, we believe that the concepts underlying Exchange Act section 14(c) are best served by affording an opportunity to correct these kinds of defects." The proposal by Micro Cap Partners fits squarely within that practice. For the foregoing reasons, we urge the staff to reject Centra's request for a no-action position.

Very truly yours,

MICRO CAP PARTNERS, L.P.

By: Palo Alto Investors, L.L.C., General Partner

By: Palo Alto Investors, a California Corporation, Manager

By: ______________________
William L. Edwards, President

Enclosure
cc: Mr. Stephen Johnson
Chief Financial Officer
Centra Software, Inc

Robert L. Birnbaum, Esq.

CRG\4325\033\1217382.01

Appendix A

PROPOSAL OF MICRO CAP PARTNERS, L.P.
TO AMEND SECTION 6.1 OF THE BY-LAWS
OF CENTRA SOFTWARE, INC.

To separate the roles of Chairman of the Board from the roles of employees and officers, the stockholders of Centra Software, Inc. hereby adopt the following amendments to Section 6.1 of Centra's By-laws:

AMENDMENT OF SECTION 6.1 OF THE BY-LAWS

The first sentence of Section 6.1 of the By-laws shall be amended to read as follows:

"6.1 *Enumeration; Qualification.* The officers of the Corporation shall be a chief executive officer, president, chief financial officer, a treasurer, a secretary and such other officers, if any, as the board of directors from time to time may in its discretion elect or appoint, including without limitation one or more vice presidents; provided, however, the Chairman of the Board may not be an officer or employee of the corporation."

FOLEY
HOAG LLP
ATTORNEYS AT LAW

Robert L. Birnbaum
Boston Office
617.832.1106
rlb@foleyhoag.com

February 19, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Centra Software, Inc. (Commission File No. 000-27861)*
Omission of Shareholder Proposal of Micro Cap Partners, L. P.

Ladies and Gentlemen:

We have received a copy of the letter from Micro Cap Partners, L.P. to the Commission dated February 4, 2003, seeking to modify its shareholder proposal and also its supporting statement.

We object to the submission and hope that the Staff will not consider it in connection with our no-action request on behalf of Centra.

The proponent and its legal counsel had ample opportunity to correct the deficiencies in its proposal in response to our original letter to them dated January 23, 2003 and chose not to do so.

In its February 4 letter, the proponent refers to SEC Staff Legal Bulletin No. 14 (July 13, 2001) and its statement that "the Staff permits shareholders to make revisions that are minor in nature and do not alter the substance of the proposal***[a practice adopted] to deal with proposals that generally comply with the substantive provisions of the rule, but contain some relatively minor defects that are easily corrected." We do not think that dropping one of two proposals and changing a key phrase in the supporting statement for the originals proposals meets the quoted test.

Furthermore, the proponent omitted to mention the Staff's basic rule enunciated in the Bulletin, which is that "We [the SEC Staff] base our no-action response on the proposal included in the company's no-action request***[if the company does not accept further changes by the proponent]...we will base our response on the proposal contained in the company's original no-action request."

19/413860.1

In fairness to issuers like Centra, who must move forward with preparation of proxy materials and plan for shareholder meetings, the proponent should not be permitted to make further revisions after submission of its revised proposal, especially when, as here, the further revision is something that the issuer requested and could easily have been made the first time.

The purpose of SEC Rule 14a-8 is not to facilitate an endless dialectic between the issuer and a shareholder.

Therefore, on behalf of Centra we request that the SEC base its response to our no-action request on the proposal contained in the company's original no-action request dated January 23, 2003.

Sincerely,

Robert L. Birnbaum

RLB:sh

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 31, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Centra Software, Inc.
Incoming letter dated January 23, 2003

The proposals relate to separate meetings for independent directors and the Chairman of the Board not serving as an officer or employee of the company.

There appears to be some basis for your view that Centra Software may exclude the proposals under rule 14a-8(f) because the proponent exceeded the one-proposal limitation in rule 14a-8(c). Accordingly, we will not recommend enforcement action to the Commission if Centra Software omits the proposals from its proxy materials in reliance on rules 14a-8(c) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Centra Software relies.

Sincerely,

Alex Shukhman
Attorney-Advisor